SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 10, 2008

Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

BLADEX REPORTS THIRD QUARTER NET INCOME OF $14.0 MILLION, VERSUS
$14.8 MILLION IN THE THIRD QUARTER 2007

YEAR TO DATE NET INCOME WAS $59.4 MILLION,
$2.8 MILLION HIGHER THAN THE SAME PERIOD 2007

YEAR TO DATE “ROE” OF 12.6%, UNCHANGED FROM THE SAME PERIOD LAST YEAR

Panama City, Republic of Panama, October 8, 2008 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the third quarter ended September 30, 2008.

Third Quarter’s Results were driven by:

-
Commercial Division’s net operating income(1) for the quarter was $16.7 million, representing a 29% increase compared to the second quarter 2008, and an increase of 55% compared to the third quarter 2007.

-
Although the year to date return of Bladex’s investment in our Asset Management Division was 11.6%, its net operating loss for the third quarter was $2.2 million, a decrease of $12.3 million when compared to the second quarter 2008, and a decrease of $5.9 million compared to the third quarter 2007.

-
Treasury Division’s net operating loss was $0.7 million, compared to a $3.0 million gain in the second quarter 2008, and compared to a $0.8 million gain in the third quarter 2007, due to the carry cost of strong liquidity and the absence of gains on the sale of securities during the third quarter 2008.

-
The combined effect of these factors was a net income for the third quarter of $14.0 million, a decline of $12.3 million compared to the second quarter 2008, and compared to the third quarter 2007, net income decreased by $0.8 million.

-	As of September 30, 2008, the Bank had no credits in non-accrual or past due status.

-
As of September 30, 2008, liquidity(2) stood at $469 million, representing an increase of $96 million, or 26% from the previous quarter. Tier 1 capital ratio stood at 18.4%, compared to 19.0% in the prior quarter.

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter’s results: “Bladex’s performance during the third quarter reflected business conducted in an environment that was tougher than usual, but for which the Bank was well prepared.

Most importantly, during the third quarter 2008, the Commercial Division performed at record levels. As strong as the Commercial Division’s performance was, however, it could not fully offset the impact of diminished performance in the Asset Management Division.

On a year to date basis, Bladex remains ahead of its results for 2007, which validates the benefits of its diversified business model.

Under current market conditions, liquidity management, always one of our strengths, has become paramount. Starting in August, 2007, we established stringent guidelines in anticipation of a deteriorating market. The placement of a $245 million oversubscribed syndicated term loan facility on August 8th, 2008, was part of the plan we put in effect. Once conditions deteriorated starting in mid September, we slowed our portfolio growth to quickly build a comfortable $469 million liquidity position, none of which is deposited in any of the institutions that have gone bankrupt in recent weeks.

Asset quality, which Bladex has been monitoring with special care ever since a slowdown in the U.S. economy became a possibility, remains solid. While Bladex has noted some pressure developing on the absolute levels of EBITDA in some industries as commodity prices come off their record levels, debt coverage ratios remain sound.

As we have stated before, Bladex does not own, nor has it ever owned, any of the asset classes that have come to be generally known as "toxic debt" in the industry.

As of the end of the third quarter, Bladex Asset Management had invested 99.9% of its funds under management in U.S. treasuries. Bladex’s share of trading losses(3) incurred during the quarter was $1.1 million, not an inconsequential amount, but a relatively modest one in the context of the $15.5 million trading gains(3) realized year to date.

Regarding other indicators, expenses during the quarter decreased $1.5 million, or 13%, loan loss reserve coverage strengthened to 2%, and Tier 1 capitalization stood at a strong 18.4%.

This was a quarter where Bladex’s strengths in terms of its sound strategy, effective business model, skilled and experienced management, and a strong brand came to the forefront. It was also a period during which Bladex’s ability to support Latin America’s trade flows in times of market stress once again proved Bladex’s strategic importance to companies, governments, and people in our Region."

RESULTS BY BUSINESS SEGMENT

The Commercial Division incorporates the Bank’s financial intermediation and fee generation activities. Net operating income includes net interest income from loans, fee income, and net allocated operating expenses.

(US$million)	3Q07	2Q08	3Q08
Commercial Division:
Net interest income on lending spreads(4)	$8.4	$13.5	$15.9
Net interest income on allocated capital(5)	7.9	5.4	4.9
Net Interest Income	$16.2	$18.9	$20.7
Non-interest operating income(6)	1.1	1.9	2.7
Net operating revenues(7)	$17.4	$20.8	$23.4
Operating expenses	(6.6)	(7.9)	(6.7)
Net Operating Income	$10.8	$12.9	$16.7

Net operating income for the third quarter 2008 reached $16.7 million, representing an increase of 29%, compared to the second quarter 2008, and an increase of 55% from the third quarter 2007. With respect to the previous quarter, weighted average lending spreads(8) increased 21 bps (14%). Weighted average lending spreads on new disbursements during the quarter were 2.07%, a 14 bps, or 7%, increase with respect to the previous quarter.

The following graph illustrates the trend in quarterly lending spreads:

The average commercial portfolio grew 2% during the third quarter, and 11% during the last year. The combination of wider spreads and increased volumes resulted in a $2.4 million, or 18%, growth in net interest income on lending spreads. These increases were partially offset by $0.5 million in lower yields on allocated capital, due to lower average market interest rates during the quarter.

End of period commercial portfolio balances decreased 6% with respect to June 30, 2008, as the Bank slowed its lending activities in response to rising levels of uncertainty. The same trend was observed in credit disbursements during the quarter, which amounted to $1.5 billion, 23% lower than the previous quarter. (Please refer to Exhibit XII for the Bank’s distribution of credit disbursements by country.)

The commercial portfolio includes loans, letters of credit, country risk guarantees and loan commitments pertaining to the Bank’s traditional intermediation activities. See Exhibit X for information related to the Bank’s commercial portfolio distribution by country.

The commercial portfolio continues to be short-term and trade-related in nature, with 70%, or $2,981 million, maturing within one year, of which 52%, or $1,563 million, mature before December 31, 2008. 63% of the commercial portfolio represents trade financing operations.

As of September 30, 2008, the Bank had no credits in non-accruing or past-due status.

The Treasury Division incorporates the Bank’s investment securities activities. Net operating income is presented net of allocated operating expenses, and includes net interest income on investment securities, and net gains on sales of securities available for sale.

(US$million)	3Q07	2Q08	3Q08
Treasury Division:
Net interest income	$1.7	$2.1	$1.7
Non-interest operating income (loss)(6)	0.0	$2.7	$(0.8)
Net operating revenues(7)	$1.7	$4.7	$0.9
Operating expenses	(0.9)	(1.8)	(1.6)
Net Operating Income (Loss)	$0.8	$3.0	$(0.7)

Net operating loss for the quarter totaled $0.7 million, compared to a net operating income of $3.0 million in the second quarter 2008 and $0.8 million in the third quarter 2007, decreases of $3.7 million and $1.5 million, respectively. These variations reflect mostly the absence and lower levels of gains on sales of securities.

The quarter-end portfolio of securities available for sale totaled $774 million, representing an increase of 5% from June 30, 2008. As of September 30, 2008, the securities portfolio represented 15% of the Bank’s total credit portfolio, and consisted of Latin American securities, 82% of which were sovereign and state owned risk in nature (please refer to Exhibit XI for a per country distribution of the investment securities in the available for sale portfolio).

In the available for sale portfolio, and in order to hedge the instruments’ interest rate risk, the Bank enters into interest rate swap agreements to convert them from fixed interest to floating rate instruments. The available for sale portfolio is marked to market and the impact is recorded in stockholders’ equity through the other comprehensive income account (please refer to Exhibit I). For the third quarter 2008, the impact resulted in a $38 million decrease in stockholders’ equity, equivalent to 1.1% of the Bank’s Tier 1 Capital ratio.

As of September 30, 2008, deposit balances totaled $1,551 million, a $185 million (11%) decrease compared to the previous quarter, and $103 million (7%) higher than the figures as of the third quarter 2007.

The Asset Management Division incorporates the Bank’s asset management activities. Net operating income is presented net of allocated operating expenses, and includes net interest income on trading assets, as well as trading gains and net gains (losses) on investment fund and other related income (loss).

(US$million)	3Q07	2Q08	3Q08
Asset Management Division:
Net interest income	$(0.3)	$(0.8)	$(1.1)
Non-interest operating income (loss)(6)	5.1	11.7	(0.3)
Net operating revenues(7)	$4.8	$10.8	$(1.4)
Operating expenses	(1.1)	(0.8)	(0.8)
Net Operating Income (Loss)	$3.7	$10.1	$(2.2)

Net operating loss in the third quarter 2008 totaled $2.2 million, compared to a net operating income of $10.1 million in the second quarter 2008 and $3.7 million in the third quarter 2007, decreases of $12.3 million and $5.9 million, respectively. Both decreases were driven by trading losses and net losses related to the investment fund totaling $1.1 million during the third quarter 2008.

As of September 30, 2008, the investment fund balance totaled $143 million, compared to $144 million as of June 30, 2008.

The investment fund is managed by the Asset Management Division and follows a Latin America macro strategy, utilizing a combination of products (Foreign Exchange, Equity Indices, Interest Rate Swaps, and Credit) to establish long and short positions in Latin America markets.  Capital preservation is an objective of the fund, and as of September 30, 2008, 99.9% of the fund's assets were temporarily invested in U.S. Treasuries.

The year to date returns of Bladex’s investment in the fund was 11.6% based on the beginning of the year net asset value (“NAV”). During the last twelve months, the total return has amounted to 12.2% of NAV.

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS

(US$ million, except percentages and per share amounts)	3Q07	2Q08	3Q08
Net Interest Income	$17.6	$20.1	$21.3
Net Operating Income (Loss) by Business Segment:
Commercial Division	$10.8	$12.9	$16.7
Treasury Division	$0.8	$3.0	$(0.7)
Asset Management Division	$3.7	$10.1	$(2.2)
Net Operating Income	$15.2	$25.9	$13.8
Net Income	$14.8	$26.3	$14.0

Net Income per Share(9)	$0.41	$0.72	$0.38
Book Value per common share (period end)	$16.89	$17.74	$16.87
Return on Average Equity (“ROE”)	9.6%	16.7%	8.6%
Operating Return on Average Equity ("Operating ROE")(10)	9.9%	16.5%	8.5%
Return on Average Assets (“ROA”)	1.4%	2.0%	1.0%
Net Interest Margin	1.65%	1.56%	1.62%

Tier 1 Capital(11)	$614	$645	$614
Total Capital(12)	$650	$688	$656
Risk-Weighted Assets	$2,850	$3,392	$3,341
Tier 1 Capital Ratio(11)	21.6%	19.0%	18.4%
Total Capital Ratio(12)	22.8%	20.3%	19.6%
Stockholders’ Equity to Total Assets	13.8%	11.9%	11.5%

Liquid Assets / Total Assets(2)	7.3%	6.9%	8.8%
Liquid Assets / Total Deposits	22.3%	21.5%	30.2%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.0%
Allowance for Loan Losses to Total Loan Portfolio	2.1%	1.7%	1.8%
Allowance for Losses on Off-Balance Sheet Credit Risk to Total Contingencies	2.0%	4.0%	4.5%

Total Assets	$4,454	$5,407	$5,345

The following graphs illustrate Net Operating Income and the Return on Average Stockholders’ Equity trends from 2005 through 2008:

NET INTEREST INCOME AND MARGINS

(In US$million, except percentages)	3Q07	2Q08	3Q08
Net Interest Income
Commercial Division	$16.2	$18.9	$20.7
Treasury Division	1.7	2.1	1.7
Asset Management Division	(0.3)	(0.8)	(1.1)
Consolidated	$17.6	$20.1	$21.3

Net Interest Margin*	1.65%	1.56%	1.62%

 * Net interest income divided by average balance of interest-earning assets.

Net interest income during the third quarter 2008 reached $21.3 million, an increase of 6% compared to the previous quarter, driven by wider lending spreads, partially offset by a lower yield on the Bank’s available capital.

The $3.7 million, or 21%, increase in net interest income compared to the third quarter 2007, reflects mostly an increased average loan portfolio and higher lending spreads, partly offset by a lower yield on the Bank’s available capital.

FEES AND COMMISSIONS

(US$million)	3Q07	2Q08	3Q08
Letters of credit	$0.6	$1.2	$1.7
Guarantees	0.3	0.3	0.2
Loans	0.2	0.2	0.1
Other
Management fees	0.0	0.4	0.7
Other*	0.1	0.2	0.2

Fees and Commissions, net	$1.2	$2.4	$3.0

* Net of commission expenses

Fees and commissions in the third quarter 2008 increased 23%, or $0.5 million, compared to the previous quarter, and 153%, or $1.8 million, from a year ago, mostly due to increased commission income from letters of credit and management fees related to the Asset Management Division.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$million)	30-Sep-07	31-Dic-07	31-Mar-08	30-Jun-08	30-Sep-08
Allowance for Loan Losses:
Balance at beginning of the period	$69.0	$72.6	$69.6	$69.9	$69.8
Provisions (reversals)	3.4	(3.0)	0.0	(3.2)	(0.8)
Recoveries	0.3	0.0	0.2	3.1	0.2
End of period balance	$72.6	$69.6	$69.9	$69.8	$69.1

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$13.5	$10.5	$13.7	$13.7	$16.2
Provisions (reversals)	(3.0)	3.2	0.0	2.5	0.7
End of period balance	$10.5	$13.7	$13.7	$16.2	$16.9

Total Allowance for Credit Losses	$83.1	$83.4	$83.6	$86.0	$86.0

The allowance for credit losses amounted $86.0 million. The ratio of the allowance for credit losses to the commercial portfolio was 2.0%, compared to 1.9% as of June 30, 2008.

OPERATING EXPENSES AND EFFICIENCY LEVEL

(US$million)	3Q07	2Q08	3Q08
Salaries and other employee expenses	$4.9	$5.0	$5.2
Depreciation, amortization and impairment	0.6	1.6	0.7
Professional services	0.6	1.2	0.6
Maintenance and repairs	0.2	0.4	0.3
Other operating expenses	2.3	2.2	2.2
Total Operating Expenses	$8.7	$10.5	$9.0

The Bank’s efficiency ratio(13) was 40% in the third quarter 2008, compared to 29% in the second quarter 2008 and 36% in the third quarter 2007. The quarterly variation was the result of lower trading gains and net gains on investment fund. The year to date efficiency ratio was 33%, compared to 32% during the same period 2007.

Total operating expenses for the third quarter 2008 were $9.0 million, a decrease of $1.5 million, comprised of a $0.5 million decrease in quarterly operating expenses, and the impact of a one-time write-off of $1.0 million related to an information technology application during the second quarter 2008.

OTHER EVENTS

▪
Two-year syndicated term loan facility: On August 11, 2008, the Bank announced the closing of a two-year syndicated term loan facility, jointly lead-arranged by Santander Investment Securities and Standard Chartered Bank. The $150 million facility was substantially oversubscribed, closing with $245 million in total commitments among thirteen participating banks.

▪	During the third quarter, the Bank brought to an end its strategic agreement with FIMBank, choosing to pursue the deployment of the factoring business on its own.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(2)
Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged deposits and cash balances in the Asset Management Division.

(3)	Includes trading gains (losses) and net gains (losses) on investment fund.

(4)	Net interest income on lending spreads refers to interest income on weighted average net lending spreads of average loan portfolio, plus loan commissions.

(5)	Net interest income on allocated capital is calculated based on capital assigned to support the loan portfolio.

(6)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets. By business segment, non-interest operating income includes: Commercial Division: Net fees and commissions and Net related other income (expense). Treasury Division: net gains on sale of securities available for sale, impact of derivative hedging instruments, and gain (losses) on foreign currency exchange. Asset Management Division: Net trading gains, net gains (losses) on investment fund and related other income (expense).

(7)	Net Operating Revenue refers to net interest income plus non-interest operating income.

(8)	Lending spreads are calculated as loan portfolio weighted average lending spread divided by weighted average Libor-based cost rate, excluding loan commissions.

(9)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(10)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(11)
Tier 1 Capital is equivalent to stockholders’ equity. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. In turn, risk-weighted assets are calculated based on US Federal Reserve Board and Basel I capital adequacy guidelines.

(12)
Total Capital refers to total stockholders’ equity plus Tier 2 Capital based on US Federal Reserve Board and Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(13)
Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues. Excluding the Asset Management Division’s net revenues and expenses, the efficiency ratio was 34%, 38% and 39% for third quarter 2008, second quarter 2008, and third quarter 2007, respectively.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through September 30, 2008, Bladex had disbursed accumulated credits of over $157 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 9, 2008, at 11:00 a.m., New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through December 9, 2008.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The Conference ID# for the replayed call is 56208326.

For more information, please access www.bladex.com or contact:
Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
E-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
E-mail address: bladex@i-advize.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Sep. 30, 2007	Jun. 30, 2008	Sep. 30, 2008	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$441	$349	$445	$96	28%	$4	1%
Trading assets	50	0	0	0	n.m. (*)	(50)	(100)
Securities available for sale	469	737	774	37	5	305	65
Securities held to maturity	0	29	29	(0)	(1)	29	n.m. (*)
Investment fund	0	144	143	(1)	(1)	143	n.m. (*)
Loans	3,495	4,105	3,868	(236)	(6)	374	11
Less:
Allowance for loan losses	(73)	(70)	(69)	1	(1)	4	(5)
Unearned income and deferred loan fees	(6)	(6)	(6)	0	(5)	(0)	6
Loans, net	3,416	4,029	3,793	(235)	(6)	377	11

Customers' liabilities under acceptances	4	31	90	59	188	87	n.m. (*)
Premises and equipment, net	10	8	8	(0)	(1)	(2)	(19)
Accrued interest receivable	53	59	53	(6)	(11)	(0)	(0)
Other assets	11	21	10	(11)	(55)	(2)	(15)

TOTAL ASSETS	$4,454	$5,407	$5,345	$(62)	(1)%	$891	20%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$93	$104	$96	$(8)	(8)%	$2	3%
Time	1,355	1,633	1,455	(177)	(11)	100	7
Total Deposits	1,448	1,736	1,551	(185)	(11)	103	7

Trading liabilities	11	0	0	0	n.m. (*)	(11)	n.m. (*)
Securities sold under repurchase agreements	364	458	652	193	42	288	79
Short-term borrowings	966	1,230	1,022	(209)	(17)	55	6
Long-term debt and borrowings	937	1,202	1,296	94	8	359	38
Acceptances outstanding	4	31	90	59	188	87	n.m. (*)
Accrued interest payable	38	43	36	(7)	(16)	(2)	(5)
Reserve for losses on off-balance sheet credit risk	10	16	17	1	4	6	61
Other liabilities	61	44	66	22	49	6	9
TOTAL LIABILITIES	$3,839	$4,762	$4,731	$(31)	(1)%	$891	23%

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in exces of assigned value	135	136	135	(1)	(0)	(0)	(0)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	238	274	281	7	3	43	18
Accumulated other comprehensive income (loss)	(0)	(6)	(44)	(38)	667	(44)	n.m. (*)
Treasury stock	(134)	(134)	(133)	1	(1)	1	(1)

TOTAL STOCKHOLDERS' EQUITY	$614	$645	$614	$(31)	(5)%	$(0)	(0)%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,454	$5,407	$5,345	$(62)	(1)%	$891	20%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Sep. 30, 2007	Jun. 30, 2008	Sep. 30, 2008	CHANGE	%	CHANGE	%
	(In US$ thousand, except per share amounts and ratios)
INCOME STATEMENT DATA:
Interest income	$68,641	$60,629	$62,757	$2,128	4%	$(5,885)	(9)%
Interest expense	(51,020)	(40,513)	(41,452)	(939)	2	9,568	(19)

NET INTEREST INCOME	17,622	20,116	21,305	1,189	6	3,683	21

Reversal (provision) for loan losses	(3,384)	3,204	842	(2,362)	(74)	4,226	(125)

NET INTEREST INCOME AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	14,237	23,319	22,147	(1,173)	(5)	7,909	56

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	2,964	(2,513)	(654)	1,860	(74)	(3,617)	(122)
Fees and commissions, net	1,173	2,421	2,966	546	23	1,793	153
Activities of hedging derivatives instruments	(294)	(27)	41	68	(255)	335	(114)
Impairment on assets	0	(339)	0	339	(100)	0	n.m. (*)
Trading gains (losses)	5,104	216	(23)	(239)	(110)	(5,126)	(100)
Net gains on sale of securities available for sale	288	2,095	0	(2,095)	(100)	(288)	(100)
Net gains (losses) on investment fund	0	10,960	(1,036)	(11,996)	(109)	(1,036)	n.m. (*)
Gain (loss) on foreign currency exchange	(9)	554	(895)	(1,449)	(262)	(885)	9,341
Other income, net	17	30	470	440	1,483	453	2,682
NET OTHER INCOME	9,242	13,396	871	(12,525)	(93)	(8,371)	(91)

OPERATING EXPENSES:
Salaries and other employee expenses	(4,865)	(4,970)	(5,247)	(277)	6	(382)	8
Depreciation, amortization and impairment	(621)	(1,648)	(724)	924	(56)	(103)	17
Professional services	(593)	(1,241)	(584)	657	(53)	9	(1)
Maintenance and repairs	(249)	(365)	(340)	25	(7)	(91)	37
Other operating expenses	(2,326)	(2,228)	(2,155)	73	(3)	170	(7)
TOTAL OPERATING EXPENSES	(8,652)	(10,452)	(9,050)	1,402	(13)	(397)	5

NET INCOME	$14,827	$26,264	$13,968	$(12,296)	(47)%	$(859)	(6)%

PER COMMON SHARE DATA:
Net income per share	0.41	0.72	0.38
Diluted earnings per share	0.40	0.72	0.38

Average basic shares	36,363	36,370	36,396
Average diluted shares	37,076	36,423	36,449

PERFORMANCE RATIOS:
Return on average assets	1.4%	2.0%	1.0%
Return on average stockholders' equity	9.6%	16.7%	8.6%
Net interest margin	1.65%	1.56%	1.62%
Net interest spread	0.73%	1.09%	1.20%
Operating expenses to total average assets	0.80%	0.80%	0.66%

(*) "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)
EXHIBIT III

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2007	2008
(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$51,443	$62,538
Fees and commissions, net	3,973	7,186
Reversal of provision for loan and off-balance sheet credit losses, net	1,730	878
Activities of hedging derivatives instruments	(777)	(37)
Impairment on assets	(500)	(339)
Trading gains	20,389	5,543
Net gains on sale of securities available for sale	6,894	2,095
Net gains on investment fund	0	9,924
Loss on foreign currency exchange	(65)	(157)
Other income net	58	540
Operating expenses	(26,500)	(28,738)
NET INCOME	$56,644	$59,434

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	519	802
Investment fund	0	143
Loans, net	3,416	3,793
Total assets	4,454	5,345
Deposits	1,448	1,551
Trading liabilities	11	0
Securities sold under repurchase agreements	364	652
Short-term borrowings	966	1,022
Long-term debt and borrowings	937	1,296
Total liabilities	3,839	4,731
Stockholders' equity	614	614

PER COMMON SHARE DATA:
Net income per share	1.56	1.63
Diluted earnings per share	1.53	1.63
Book value (period average)	16.54	17.30
Book value (period end)	16.89	16.87

(In thousand):
Average basic shares	36,343	36,379
Average diluted shares	37,043	36,432
Basic shares period end	36,370	36,413

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.9%	1.5%
Return on average stockholders' equity	12.6%	12.6%
Net interest margin	1.72%	1.65%
Net interest spread	0.79%	1.15%
Operating expenses to total average assets	0.87%	0.74%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.0%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	-0.2%	-0.1%
Allowance for loan losses to total loan portfolio (1)	2.1%	1.8%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.0%	4.5%

CAPITAL RATIOS:
Stockholders' equity to total assets	13.8%	11.5%
Tier 1 capital to risk-weighted assets	21.6%	18.4%
Total capital to risk-weighted assets	22.8%	19.6%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV
CONSOLIDATED STATEMENTS OF INCOME

	FOR THE NINE MONTHS
	ENDED SEPTEMBER 30,
	2007	2008	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$192,877	$191,236	$(1,641)	(1)%
Interest expense	(141,434)	(128,698)	12,737	(9)

NET INTEREST INCOME	51,443	62,538	11,095	22

Reversal (provision) for loan losses	(14,974)	4,045	19,019	(127)

NET INTEREST INCOME AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	36,470	66,584	30,114	83

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	16,703	(3,167)	(19,870)	(119)
Fees and commissions, net	3,973	7,186	3,213	81
Derivatives and hedging activities	(777)	(37)	740	(95)
Impairment on assets	(500)	(339)	161	(32)
Trading gains	20,389	5,543	(14,846)	(73)
Net gains on sale of securities available for sale	6,894	2,095	(4,799)	(70)
Net gains on investment fund	0	9,924	9,924	n.m. (*)
Loss on foreign currency exchange	(65)	(157)	(92)	141
Other income net	58	540	482	834
NET OTHER INCOME	46,674	21,589	(25,085)	(54)

OPERATING EXPENSES:
Salaries and other employee expenses	(15,362)	(15,746)	(384)	3
Depreciation, amortization and impairment	(1,887)	(3,053)	(1,166)	62
Professional services	(2,556)	(2,563)	(7)	0
Maintenance and repairs	(818)	(1,005)	(187)	23
Other operating expenses	(5,877)	(6,371)	(494)	8
TOTAL OPERATING EXPENSES	(26,500)	(28,738)	(2,238)	8

NET INCOME	$56,644	$59,434	$2,791	5%

(*) "n.m." means not meaningful.

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	September 30, 2007			June 30, 2008			September 30, 2008
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$372	$5.0	5.24%	$382	$2.1	2.20%	$394	$2.1	2.08%
Loans, net of unearned income & deferred loan fees	3,433	57.4	6.54	3,966	49.7	4.96	4,021	51.7	5.03
Trading assets	68	0.7	4.15	42	0.0	0.08	(0)	0.0	0.00
Investment securities	353	5.6	6.18	783	8.8	4.45	821	9.0	4.27

TOTAL INTEREST EARNING ASSETS	$4,226	$68.6	6.36%	$5,172	$60.6	4.64%	$5,236	$62.8	4.69%

Investment in fund	0			42			144
Non interest earning assets	83			80			91
Allowance for loan losses	(69)			(70)			(70)
Other assets	64			41			18

TOTAL ASSETS	$4,304			$5,265			$5,418

INTEREST BEARING LIABILITITES
Deposits	$1,416	$19.4	5.36%	$1,601	$11.7	2.88%	$1,677	$10.9	2.54%
Trading liabilities	44	0.9	7.99	12	0.1	2.62	0	0.0	0.00
Securities sold under repurchase agreement and
short-term borrowings	1,211	17.0	5.50	1,697	16.0	3.73	1,692	16.1	3.73
Long-term debt and borrowings	879	13.7	6.10	1,209	12.8	4.18	1,277	14.5	4.43

TOTAL INTEREST BEARING LIABILITIES	$3,550	$51.0	5.62%	$4,519	$40.5	3.55%	$4,647	$41.5	3.49%

Non interest bearing liabilities and other liabilities	$142			$115			$128

TOTAL LIABILITIES	3,692			4,635			4,775

STOCKHOLDERS' EQUITY	612			631			644

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.	$4,304			$5,265			$5,418

NET INTEREST SPREAD			0.73%			1.09%			1.20%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$17.6	1.65%		$20.1	1.56%		$21.3	1.62%

(*) "n.m." means not meaningful.

EXHIBIT VI
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED,
	September 30, 2007			September 30, 2008
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$297	$12.0	5.34%	$406	$8.0	2.58%
Loans, net of unearned income & deferred loan fees	3,275	161.5	6.50	3,896	156.8	5.29
Trading assets	100	4.9	6.39	23	0.1	0.70
Investment securities	324	14.5	5.91	740	26.4	4.68

TOTAL INTEREST EARNING ASSETS	$3,997	$192.9	6.36%	$5,066	$191.2	4.96%

Investment fund	0			62
Non interest earning assets	85			93
Allowance for loan losses	(59)			(70)
Other assets	61			48

TOTAL ASSETS	$4,084			$5,199

INTEREST BEARING LIABILITITES

Deposits	$1,306	$52.8	5.33%	$1,572	$36.3	3.03%
Trading liabilities	63	3.2	6.76	19	0.8	5.45
Securities sold under repurchase agreement and
short-term borrowings	1,232	51.3	5.49	1,681	42.3	3.31
Long-term debt and borrowings	744	34.1	6.05	1,164	49.3	5.56

TOTAL INTEREST BEARING LIABILITIES	$3,345	$141.4	5.58%	$4,436	$128.7	3.81%

Non interest bearing liabilities and other liabilities	$138			$133

TOTAL LIABILITIES	3,483			4,570

STOCKHOLDERS' EQUITY	601			629

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,084			$5,199

NET INTEREST SPREAD			0.79%			1.15%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$51.4	1.72%		$62.5	1.65%

(*) "n.m." means not meaningful.

EXHIBIT VII
CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS						NINE MONTHS
	ENDED	FOR THE THREE MONTHS ENDED					ENDED
	SEP 30/07	SEP 30/07	DEC 31/07	MAR 31/08	JUN 30/08	SEP 30/08	SEP 30/08

INCOME STATEMENT DATA:
Interest income	$192,877	$68,641	$71,992	$67,850	$60,629	$62,757	$191,236
Interest expense	(141,434)	(51,020)	(52,864)	(46,733)	(40,513)	(41,452)	(128,698)

NET INTEREST INCOME	51,443	17,622	19,127	21,118	20,116	21,305	62,538

Reversal (provision) for loan losses	(14,974)	(3,384)	2,980	0	3,204	842	4,045

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	36,470	14,237	22,107	21,118	23,319	22,147	66,584

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	16,703	2,964	(3,235)	0	(2,513)	(654)	(3,167)
Fees and commissions, net	3,973	1,173	1,582	1,799	2,421	2,966	7,186
Derivatives and hedging activities	(777)	(294)	(212)	(52)	(27)	41	(37)
Impairment on assets	(500)	0	0	0	(339)	0	(339)
Trading gains (losses)	20,389	5,104	3,475	5,350	216	(23)	5,543
Net gains on sale of securities available for sale	6,894	288	2,226	0	2,095	0	2,095
Net gains (losses) on investment fund	0	0	0	0	10,960	(1,036)	9,924
Gain (loss) on foreign currency exchange	(65)	(9)	181	184	554	(895)	(157)
Other income (expense), net	58	17	(64)	40	30	470	540

NET OTHER INCOME	46,674	9,242	3,954	7,321	13,396	871	21,589

TOTAL OPERATING EXPENSES	(26,500)	(8,652)	(10,527)	(9,237)	(10,452)	(9,050)	(28,738)

NET INCOME	$56,644	$14,827	$15,534	$19,202	$26,264	$13,968	$59,434

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income per share	$1.56	$0.41	$0.43	$0.53	$0.72	$0.38	$1.63

PERFORMANCE RATIOS
Return on average assets	1.9%	1.4%	1.3%	1.6%	2.0%	1.0%	1.5%
Return on average stockholders' equity	12.6%	9.6%	9.9%	12.6%	16.7%	8.6%	12.6%
Net interest margin	1.72%	1.65%	1.69%	1.77%	1.56%	1.62%	1.65%
Net interest spread	0.79%	0.73%	0.84%	1.14%	1.09%	1.20%	1.15%
Operating expenses to average assets	0.87%	0.80%	0.91%	0.76%	0.80%	0.66%	0.74%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/07	SEP 30/08	SEP 30/07	JUN 30/08	SEP 30/08

COMMERCIAL DIVISION:

Net interest income (1)	$46.4	$59.0	$16.2	$18.9	$20.7
Non-interest operating income (2)	3.9	6.4	1.1	1.9	2.7
Operating expenses (3)	(19.5)	(21.2)	(6.6)	(7.9)	(6.7)
Net operating income (4)	30.8	44.2	10.8	12.9	16.7
Reversal (provision) for loan and off-balance sheet credit losses, net	1.7	0.9	(0.4)	0.7	0.2
Impairment on assets	(0.5)	(0.3)	-	(0.3)	0.0

NET INCOME	$32.1	$44.7	$10.3	$13.2	$16.9

Average interest-earning assets (5)	3,275	3,896	3,433	3,966	4,021
End-of-period interest-earning assets (5)	3,489	3,862	3,489	4,098	3,862

TREASURY DIVISION:

Net interest income (1)	$4.1	$5.9	$1.7	$2.1	$1.7
Non-interest operating income (loss)(2)	6.2	2.0	0.0	2.7	(0.8)
Operating expenses (3)	(2.8)	(4.7)	(0.9)	(1.8)	(1.6)
Net operating income (loss) (5)	7.5	3.2	0.8	3.0	(0.7)

NET INCOME (LOSS)	$7.5	$3.2	$0.8	$3.0	$(0.7)

Average interest-earning assets (6)	552	1,101	623	1,121	1,214
End-of-period interest-earning assets (6)	797	1,248	797	1,115	1,248

ASSET MANAGEMENT DIVISION:

Net interest income (1)	$0.9	$(2.4)	$(0.3)	$(0.8)	$(1.1)
Non-interest operating income (loss)(2)	20.4	16.7	5.1	11.7	(0.3)
Operating expenses (3)	(4.2)	(2.8)	(1.1)	(0.8)	(0.8)
Net operating income (loss) (4)	17.1	11.5	3.7	10.1	(2.2)

NET INCOME (LOSS)	$17.1	$11.5	$3.7	$10.1	$(2.2)

Average interest-earning assets (7)	170	68	170	85	0
Average investment fund	0	62	0	42	144
Total average interest-earning assets and investment fund	170	130	170	127	144

End-of-period interest-earning assets (7)	162	0	162	0	0
End-of-period investment fund	0	143	0	144	143
Total end-of period interest-earning assets and investment fund	162	143	162	144	143

CONSOLIDATED:

Net interest income (1)	$51.4	$62.5	$17.6	$20.1	$21.3
Non-interest operating income (2)	30.5	25.1	6.3	16.2	1.5
Operating expenses (3)	(26.5)	(28.7)	(8.7)	(10.5)	(9.0)
Net operating income (4)	55.4	58.9	15.2	25.9	13.8
Reversal (provision) for loan and off-balance sheet credit losses, net	1.7	0.9	(0.4)	0.7	0.2
Recoveries (impairment), on assets	(0.5)	(0.3)	0.0	(0.3)	0.0

NET INCOME	$56.6	$59.4	$14.8	$26.3	$14.0

Average interest-earning assets	3,997	5,066	4,226	5,172	5,236
End-of-period interest-earning assets	4,449	5,110	4,449	5,213	5,110

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1) Interest income on interest-earning assets, net of allocated cost of funds.
(2) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3) Operating expenses are calculated based on average credits.
(4) Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5) Includes loans, net of unearned income and deferred loan fees.
(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity.
(7) Includes cash and due from banks, interest-bearing deposits with banks, and trading securities of Asset Management Division.

EXHIBIT IX
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP07		30JUN08		30SEP08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$346	7.7	$273	5.2	$258	5.1	$(15)	$(88)
BOLIVIA.	5	0.1	5	0.1	5	0.1	0	0
BRAZIL.	1,817	40.4	1,801	34.3	1,785	35.5	(16)	(33)
CHILE.	113	2.5	52	1.0	50	1.0	(2)	(64)
COLOMBIA	457	10.1	514	9.8	550	10.9	36	93
COSTA RICA.	91	2.0	256	4.9	127	2.5	(129)	36
DOMINICAN REPUBLIC.	142	3.2	80	1.5	92	1.8	12	(50)
ECUADOR	78	1.7	174	3.3	179	3.6	5	101
EL SALVADOR.	43	1.0	73	1.4	126	2.5	53	83
GUATEMALA	94	2.1	175	3.3	127	2.5	(49)	33
HONDURAS.	46	1.0	56	1.1	51	1.0	(5)	5
JAMAICA.	50	1.1	85	1.6	67	1.3	(17)	17
MEXICO.	375	8.3	497	9.5	552	11.0	55	176
NICARAGUA	17	0.4	5	0.1	31	0.6	26	14
PANAMA.	226	5.0	226	4.3	181	3.6	(44)	(45)
PERU	331	7.3	680	12.9	463	9.2	(217)	132
TRINIDAD & TOBAGO	72	1.6	92	1.8	103	2.0	10	31
URUGUAY	3	0.1	0	0.0	65	1.3	65	62
VENEZUELA	192	4.3	141	2.7	147	2.9	5	(45)
OTHER	5	0.1	67	1.3	64	1.3	(3)	59

TOTAL CREDIT PORTFOLIO (1)	$4,503	100%	$5,252	100%	$5,021	100%	$(231)	$518

UNEARNED INCOME AND COMMISSION (2)	(6)		(6)		(6)		0	(0)

TOTAL CREDIT PORTFOLIO, NET OF
UNEARNED INCOME AND COMMISSION	$4,498		$5,245		$5,015		$(230)	$517

(1)
Includes book value of loans, fair value of selected investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swaps and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP07		30JUN08		30SEP08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$327	8.1	$273	6.1	$258	6.1	$(15)	$(69)
BOLIVIA.	5	0.1	5	0.1	5	0.1	0	0
BRAZIL.	1,593	39.5	1,640	36.3	1,636	38.5	(4)	43
CHILE.	71	1.8	9	0.2	9	0.2	(0)	(62)
COLOMBIA	362	9.0	336	7.4	370	8.7	34	8
COSTA RICA.	91	2.2	237	5.3	109	2.6	(129)	18
DOMINICAN REPUBLIC.	127	3.2	69	1.5	83	2.0	15	(44)
ECUADOR	78	1.9	174	3.8	179	4.2	5	101
EL SALVADOR.	43	1.1	34	0.8	67	1.6	33	25
GUATEMALA	94	2.3	134	3.0	83	2.0	(51)	(11)
HONDURAS.	46	1.1	56	1.3	51	1.2	(5)	5
JAMAICA.	50	1.2	85	1.9	67	1.6	(17)	17
MEXICO.	359	8.9	420	9.3	456	10.7	36	97
NICARAGUA	17	0.4	5	0.1	31	0.7	26	14
PANAMA.	167	4.1	149	3.3	90	2.1	(59)	(77)
PERU	331	8.2	651	14.4	435	10.3	(215)	105
TRINIDAD & TOBAGO	72	1.8	92	2.0	103	2.4	10	31
URUGUAY	3	0.1	0	0.0	65	1.5	65	62
VENEZUELA	192	4.8	141	3.1	147	3.5	5	(45)
OTHER	5	0.1	1	0.0	1	0.0	0	(5)

TOTAL COMMERCIAL PORTFOLIO (1)	$4,032	100%	$4,512	100%	$4,245	100%	$(267)	$213

UNEARNED INCOME AND COMMISSION (2)	(6)		(6)		(6)		0	(0)

TOTAL COMMERCIAL PORTFOLIO, NET OF
UNEARNED INCOME AND COMMISSION	$4,026		$4,506		$4,239		$(267)	$213

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI
AVAILABLE FOR SALE PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)	(B)	(C)
COUNTRY	30SEP07	30JUN08	30SEP08	(C) - (B)	(C) - (A)

ARGENTINA	$20	$0	$0	$0	$(20)
BRAZIL.	225	161	149	(11)	(76)
CHILE.	42	42	41	(2)	(2)
COLOMBIA	92	175	176	2	85
COSTA RICA	0	19	18	(0)	18
DOMINICAN REPUBLIC.	15	11	9	(2)	(6)
EL SALVADOR.	0	38	59	20	59
GUATEMALA	0	41	44	2	44
MEXICO.	17	77	96	18	79
PANAMA.	59	77	91	15	32
PERU.	0	29	27	(2)	27
OTHER.	0	67	63	(3)	63
TOTAL AVAILABLE FOR SALE PORTFOLIO.	$469	$737	$774	$37	$305

EXHIBIT XII
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION
	(A)	(B)	(C)
COUNTRY	3QTR07	2QTR08	3QTR08	(C) - (B)	(C) - (A)

ARGENTINA	$151	$46	$35	$(12)	$(116)
BOLIVIA.	5	5	0	(5)	(5)
BRAZIL.	690	399	413	14	(277)
CHILE.	61	0	0	0	(61)
COLOMBIA	117	40	83	43	(35)
COSTA RICA.	82	248	106	(141)	24
DOMINICAN REPUBLIC.	177	80	99	19	(77)
ECUADOR	50	112	149	37	100
EL SALVADOR.	14	26	72	46	59
GUATEMALA	55	101	10	(91)	(45)
HONDURAS.	32	40	11	(29)	(21)
JAMAICA.	61	99	54	(45)	(7)
MEXICO.	92	256	146	(110)	54
NICARAGUA	15	0	31	31	16
PANAMA.	85	28	37	9	(48)
PERU	272	203	92	(111)	(180)
TRINIDAD & TOBAGO	31	160	76	(84)	45
URUGUAY	3	3	75	72	73
VENEZUELA	44	53	25	(29)	(19)
OTHER	104	62	0	(62)	(104)

TOTAL CREDIT DISBURSED (1)	$2,140	$1,962	$1,515	$(447)	$(625)

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swaps and credit commitments).